Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
September 30, 2016 and 2015

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	September 30, 2016 $	December 31, 2015 $
Assets
Current assets
Cash and cash equivalents	3	15,612,729	24,016,275
Short-term investments	3	2,088,800	2,060,977
Accounts receivable		44,991	340,059
Prepaid expenses		356,741	506,669
Total current assets		18,103,261	26,923,980
Non-current assets
Property and equipment		333,926	459,818
Total non-current assets		333,926	459,818

Total assets		18,437,187	27,383,798
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,809,008	2,709,492
Total current liabilities		2,809,008	2,709,492
Commitments	7
Shareholders’ equity
Share capital Authorized: unlimited Issued:
September 30, 2016 – 120,873,222
December 31, 2015 – 118,151,622	4	262,218,228	261,324,692
Contributed surplus	5	26,536,601	26,277,966
Accumulated other comprehensive income		492,637	760,978
Accumulated deficit		(273,619,287)	(263,689,330)
Total shareholders’ equity		15,628,179	24,674,306
Total liabilities and equity		18,437,187	27,383,798
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $
Expenses
Research and development	5, 11, 12	2,141,737	1,704,784	6,358,822	6,601,877
Operating	5, 11, 12	1,222,447	1,176,023	3,708,317	3,780,812
Operating loss		(3,364,184)	(2,880,807)	(10,067,139)	(10,382,689)
Interest		31,691	52,756	136,849	153,313
Loss before income taxes		(3,332,493)	(2,828,051)	(9,930,290)	(10,229,376)
Income tax expense		19	4,074	333	3,303
Net loss		(3,332,474)	(2,823,977)	(9,929,957)	(10,226,073)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		32,545	192,586	(268,341)	377,060
Net comprehensive loss		(3,299,929)	(2,631,391)	(10,198,298)	(9,849,013)
Basic and diluted loss per common share	6	(0.03)	(0.02)	(0.08)	(0.09)
Weighted average number of shares (basic and diluted)		120,552,638	117,963,979	119,455,440	110,757,811
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2014	237,657,056	25,848,429	280,043	(249,966,335)	13,819,193
Net loss and other comprehensive income	—	—	377,060	(10,226,073)	(9,849,013)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	4,305,396
Issued, pursuant to "At the Market" Agreement	19,267,267	—	—	—	19,267,267
Share based compensation	—	181,436	—	—	181,436
As at September 30, 2015	261,229,719	26,029,865	657,103	(260,192,408)	27,724,279

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306
Net loss and other comprehensive loss	—	—	(268,341)	(9,929,957)	(10,198,298)
Issued, pursuant to "At the Market" Agreement	852,536	—	—	—	852,536
Issued, pursuant to incentive share award plan	41,000	(41,000)	—	—	—
Share based compensation	—	299,635	—	—	299,635
As at September 30, 2016	262,218,228	26,536,601	492,637	(273,619,287)	15,628,179
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $

Operating Activities
Net loss for the period		(3,332,474)	(2,823,977)	(9,929,957)	(10,226,073)
Amortization - property and equipment		44,014	44,761	134,631	134,743
Share based compensation	5, 11	98,369	10,791	299,635	181,436
Unrealized foreign exchange gain		(49,400)	(182,131)	(152,019)	(485,653)
Net change in non-cash working capital	10	216,611	92,792	978,847	(327,690)
Cash used in operating activities		(3,022,880)	(2,857,764)	(8,668,863)	(10,723,237)
Investing Activities
Acquisition of property and equipment		(4,851)	(17,695)	(10,553)	(47,292)
Purchase of short-term investments		—	—	(27,823)	(29,292)
Cash used in investing activities		(4,851)	(17,695)	(38,376)	(76,584)
Financing Activities
Proceeds from Share Purchase Agreement	4	—	—	—	4,305,396
Proceeds from "At the Market" equity distribution agreement	4	242,706	213,742	852,536	19,267,267
Cash provided by financing activities		242,706	213,742	852,536	23,572,663
(Decrease) increase in cash		(2,785,025)	(2,661,717)	(7,854,703)	12,772,842
Cash and cash equivalents, beginning of period		18,320,981	30,018,217	24,016,275	14,152,825
Impact of foreign exchange on cash and cash equivalents		76,773	605,962	(548,843)	1,036,795
Cash and cash equivalents, end of period		15,612,729	27,962,462	15,612,729	27,962,462
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our interim consolidated financial statements for the period ended September 30, 2016, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on November 2, 2016. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.
Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at September 30, 2016 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2015. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2015.

Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $13,457,302 (December 31, 2015 – $21,742,300).  The current annual interest rate earned on these deposits is 0.91% (December 31, 2015 – 0.76%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
September 30, 2016
Short-term investments	2,088,800	2,088,800	—	2,088,800	2,088,800	1.41%
December 31, 2015
Short-term investments	2,060,977	2,060,977	—	2,060,977	2,060,977	1.35%

Fair value is determined by using published market prices provided by our investment advisor.
Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares
	Number	Amount $
Balance, December 31, 2014	93,512,494	237,657,056
Issued pursuant to "At the Market" sales agreement(a)	18,860,454	20,049,693
Issued pursuant to Share Purchase Agreement(b)	5,778,674	4,371,687
Share issue costs	—	(753,744)
Balance, December 31, 2015	118,151,622	261,324,692
Issued pursuant to incentive share award plan	100,000	41,000
Issued pursuant to "At the Market" equity distribution agreement(c)	2,621,600	1,339,378
Share issue costs	—	(486,842)
Balance, September 30, 2016	120,873,222	262,218,228

(a)
In 2015, under the terms of our "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent (our "US ATM"), we issued 18,860,454 common shares for net proceeds of approximately US$15.5 million. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we are no longer able to sell common shares under our US ATM.

(b)
In 2015, under the terms of the share purchase agreement with Lincoln Park Capital Fund, LLC ("Share Purchase Agreement"), we issued 5,778,674 common shares for net proceeds of approximately US$3.5 million. As part of the shares issued, we issued 78,674 commitment shares. The commitment shares were valued at a fair value of US$50,024 and were recorded as additional share issue costs. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we are no longer able to sell common shares under the Share Purchase Agreement.

(c)
On February 25, 2016, we entered into a new "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the period ending September 30,

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

2016, we sold 2,621,600 commons shares for gross proceeds of $1,339,378. We incurred share issue costs which included costs to establish our Canadian ATM facility of $486,842.

Note 5: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:

	2016		2015
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	8,561,394	2.17	5,446,394	3.19
Granted during the period	35,000	0.39	100,000	0.80
Forfeited during the period	(806,667)	3.39	—	—
Expired during the period	—	—	(15,000)	1.59
Exercised during the period	—	—	—	—
Outstanding, end of the period	7,789,727	2.03	5,531,394	3.16
Options exercisable, end of the period	5,681,393	2.63	5,381,394	3.19
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2016:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.38 - $0.41	435,000	8.5	0.41	411,666	0.41
$0.42 - $0.57	2,780,000	9.2	0.42	695,000	0.42
$0.58 - $1.87	1,640,667	7.3	1.55	1,640,667	1.55
$1.88 - $3.95	1,614,060	4.3	3.03	1,614,060	3.03
$3.96 - $6.72	1,320,000	5.2	5.33	1,320,000	5.33
	7,789,727	7.1	2.03	5,681,393	2.63
Non-exercisable options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

	2016	2015

Risk-free interest rate	0.56%	0.64%
Expected hold period to exercise	3.0 years	2.0 years
Volatility in the price of the Company's shares	89.49%	102.8%
Rate of forfeiture	3.67%	2.5%
Dividend yield	Nil	Nil
Weighted average fair value of options	$0.22	$0.43

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
We have issued restricted share units to non-employee directors through our incentive share award plan. Grants of restricted share units to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued restricted share units to certain officers of the Company. Grants of restricted share units to certain officers of the Company vest at the earlier of the third anniversary date from the grant date, immediately upon a change of control of the Company, or on a pro rata basis if the officer ceases to be an officer of the Company prior to the third anniversary of the grant but after the first anniversary. The following restricted share units are outstanding at September 30:

	2016	2015
Outstanding, beginning of the period	368,831	—
Granted during the period(1)	1,267,551	—
Vested, during the period	(100,000)	—
Outstanding, end of the period	1,536,382	—
(1)The weighted average fair value of the restricted share units granted was $0.38 in 2016.

We have reserved 11,312,394 common shares for issuance relating to outstanding stock options. Compensation expense related to stock options granted to employees, directors and consultants and restricted share units granted to independent directors and certain officers was $98,369 and $299,635 for the three and nine month periods ending September 30, 2016, respectively (2015 - $10,791 and $181,436, respectively).
Note 6: Loss Per Common Share

Loss per common share is calculated using the net loss for the three and nine month periods and the weighted average number of common shares outstanding for the three and nine month periods ending September 30, 2016 of 120,552,638 and 119,455,440, respectively (September 30, 2015 of 117,963,979 and 110,757,811, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
Note 7: Commitments

We are committed to payments totaling $1,802,631 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next twelve months.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

Amount $
Remainder of 2016	39,940
2017	148,891
2018	103,512
2019	103,512
2020	103,512
2021	43,130
542,497

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.
Note 8: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	September 30, 2016 $	December 31, 2015 $
Cash and cash equivalents	15,612,729	24,016,275
Short-term investments	2,088,800	2,060,977
Shareholders’ equity	15,628,179	24,674,306

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On February 16, 2016, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in Canada. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on March 16, 2018 and allowed us to enter into our Canadian ATM equity distribution agreement (see Note 4). We use this equity arrangement to assist us in achieving our capital objective.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2016.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at September 30, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities.
The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss for the nine month period ending September 30, 2016 by approximately $25,284.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the nine month period ending September 30, 2016 by approximately $6,847. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss for the nine month period ending September 30, 2016 by approximately $3,040 .

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2016 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	5,950,072	24,483	32,717
Accounts payable	(231,789)	(3,185)	—
	5,718,283	21,298	32,717

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.
Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $
Change in:
Accounts receivable	9,642	8,221	295,068	138,711
Prepaid expenses	173,729	100,857	149,928	(189,058)
Accounts payable and accrued liabilities	28,303	217,803	99,516	(97,718)
Non-cash impact of foreign exchange	4,937	(234,089)	434,335	(179,625)
Change in non-cash working capital related to operating activities	216,611	92,792	978,847	(327,690)

Other Cash Flow Disclosures

	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $
Cash interest received	31,691	52,756	136,849	153,313
Cash taxes paid	(19)	(4,074)	(333)	(3,303)
Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2016

	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	38,276	(259,901)	115,735	67,360
Unrealized non-cash foreign exchange loss (gain)	218,941	(371,871)	116,322	(857,168)
Non-cash share based payments	70,092	7,164	190,412	90,220

Included in operating expenses
Amortization of property and equipment	44,014	44,761	134,631	134,743
Non-cash share based payments	28,277	3,627	109,223	91,216
Office minimum lease payments	22,691	45,853	108,660	137,559
Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $
Short-term employee compensation and benefits	649,184	594,303	2,007,630	1,914,403
Share-based payments	95,495	3,629	296,761	157,054
	744,679	597,932	2,304,391	2,071,457